October 21, 2022

VIA EDGAR

U.S Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

100 F Street, NE

Washington, D.C 20549

RE: ONEOK Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

File No. 001-13643

Ladies and Gentlemen:

ONEOK, Inc., an Oklahoma corporation (the “Company”, “we” or “our”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter dated September 22, 2022 (the “Comment Letter”) with respect to (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) and (ii) the Company’s letter, dated September 9, 2022, in response to the comments of the Staff with respect to the 2021 Form 10-K set forth in the letter from the Staff to the Company dated August 29, 2022.

For the convenience of the Staff, the comments from the Comment Letter are repeated herein, and our responses are set forth immediately below such comments.

Form 10-K filed March 1, 2022

1.

The disclosures noted in your response to prior comment 3 do not appear to adequately address each element of our prior comment. Please revise to disclose in greater detail the indirect consequences of climate-related regulation or business trends related to increased competition to develop innovative new products that result in lower emissions and increased demand for generation and transmission of energy from alternative energy sources.

Response:

In our 2021 Form 10-K risk factor titled “Increasing attention to ESG matters, including climate change, may impact our business,” we disclose that regulatory policies or technologies aimed at addressing climate change may result in a reduction in a demand for hydrocarbon products, which may reduce the demand for our services, impact our business, results of operations, financial position and cash flows. For example, to the extent that demand for natural gas or NGLs decreases (whether due to regulatory action, conservation efforts, technological advances, or otherwise), there would likely be a corresponding decrease in the demand for midstream services. However, to-date, we continue to see strong demand for natural gas, NGLs and our services.

The technology for the development of innovative new products that could result in lower emissions and for alternative energy sources to replace the demand for natural gas and NGLs is still relatively early in its development and is not a viable economy-wide replacement for traditional energy sources in the near term. Various forecasts indicate that global energy use is projected to continue rising. This and other factors, such as the infrastructural complexities associated with transitioning energy sources, suggest that natural gas and NGLs will continue to play a significant role in the energy mix. Further, as we disclosed in our 2022 Quarterly Reports on Form 10-Q, recent geopolitical events that have disrupted global supply chains and have caused volatile commodity prices for natural gas, NGLs and crude oil have highlighted the importance of a strong national energy supply and infrastructure supporting the United States economy and national security, further supporting the need for our services.

In the longer term, we believe that innovative new products that result in lower emissions and increased demand for generation and transmission of energy from alternative energy sources represent an opportunity for us as these technologies develop. We disclosed in our 2021 Form 10-K that we aim to strengthen the role we expect to play in the transformation to a lower-carbon economy, are dedicated to the evaluation and development of renewable energy and low-carbon projects and are actively researching opportunities that will complement our extensive midstream assets and expertise.

Our management reviews quarterly the requirements of our disclosure obligations, including the topics highlighted in the 2010 Climate Change Guidance. These processes include a consideration of the indirect consequences of climate-related regulation or business trends on our business. Due to the factors described above, these reviews have not indicated any material impact of indirect consequences of climate-related regulation or business trends on our business, including those due to increased competition to develop innovative new products that result in lower emissions and increased demand for generation and transmission of energy from alternative energy sources.

We believe our current disclosures are sufficient but we continue to monitor indirect consequences of climate-related regulation and business trends, including those listed in the Staff’s comments, and expect to disclose any that become material in future filings.

2.	We note your response to prior comment 6. Please tell us about any purchase or sale of carbon credits or offsets planned for future periods.

Response:

We do not have any purchase or sale of carbon credits or offsets planned for future periods.

Please contact me at (918) 588-7944 if you need clarification or additional information.

Sincerely,

/s/ Walter S. Hulse III

Walter S. Hulse III

Chief Financial Officer, Treasurer and Executive Vice President, Investor Relations and Corporate Development

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